As filed with the Securities and Exchange Commission on July 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMH Financial Corporation

(Name of Issuer)

Class B-4 Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

None

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Desert Stock Acquisition I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NWRA Ventures I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NWRA Ventures Management I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NWRA Red Rock I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Juniper NVM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Five Mile Capital II IMH Investment SPE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Five Mile Capital II Equity Pooling LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Five Mile Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

Explanatory Note: This Amendment No. 1 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in Item 2) pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended, and amends and restates the Schedule 13D filed by the Reporting Person on June 17, 2011 as set forth below.

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows.

The title of the class of equity securities to which this statement relates is the Class B-4 Common Stock, $0.01 par value per share (the “Class B-4 Common Stock”) of IMH Financial Corporation, a Delaware Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7001 N. Scottsdale Rd., Suite #2050, Scottsdale, Arizona 85253.

The Issuer’s certificate of incorporation also authorizes the Issuer to issue Common Stock, $0.01 par value per share (the “Common Stock”), Class B-1 Common Stock, $0.01 par value per share (the “Class B-1 Common Stock”), Class B-2 Common Stock, $0.01 par value per share (the “Class B-2 Common Stock”) and Class B-3 Common Stock, $0.01 par value per share (the “Class B-3 Common Stock,” and together with the Class B-4 Common Stock, the Common Stock, the Class B-1 Common Stock and the Class B-2 Common Stock, the “Shares”).

Item 2. Identity and Background.

Item 2 is amended and supplemented as follows.

This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended. The Reporting Persons are:

(1)	Desert Stock Acquisition I LLC, a Delaware limited liability company (“Desert Stock Acquisition I”);

(2)	NWRA Ventures I, LLC, a Delaware limited liability company and the 100% owner of Desert Stock Acquisition (“NWRA Ventures I”);

(3)	NWRA Ventures Management I, LLC, a Delaware Limited Liability Company and the managing member of NWRA Ventures I (“NWRA Ventures Management I”);

(4)	NWRA Red Rock I, LLC, a Delaware limited liability company and the managing member of NWRA Ventures Management I (“NWRA Red Rock I”);

(5)	Juniper NVM, LLC, a Delaware limited liability company and a member of NWRA Ventures Management I (“Juniper NVM”);

(6)	Five Mile Capital II IMH Investment SPE LLC, a Delaware limited liability company and a member of NWRA Ventures I (“Five Mile Capital II”);

(7)	Five Mile Capital II Equity Pooling LLC, a Delaware limited liability company and the sole member of Five Mile Capital II (“Five Mile Capital II Equity Pooling”); and

(8)	Five Mile Capital Partners LLC, a Delaware limited liability company and the manager of Five Mile Capital II Equity Pooling (“Five Mile Capital Partners”).

The principal business and office address for Desert Stock Acquisition I, NWRA Ventures I, Five Mile Capital II, Five Mile Capital II Equity Pooling and Five Mile Capital Partners is c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Boulevard, 12th Floor, Stamford, CT 06901.

The principal business and office address for NWRA Ventures Management I and NWRA Red Rock is 10 Cutter Mill Road, Suite 402, Great Neck, NY 11021.

The principal business and office address for Juniper NVM is c/o Juniper Capital Partners, LLC, 11150 Santa Monica Blvd., Suite 1400, Los Angeles, California 90025.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

As previously reported in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 4, 2014, the Issuer entered into an agreement with NWRA Ventures I setting forth the terms for the Issuer’s prepayment of the $50 million senior secured convertible loan (the “Original Loan”) originally extended to the Issuer by NWRA Ventures I on June 11, 2011 (which agreement as it has been subsequently amended, is referred to herein as the “Payoff Agreement”).

Common Stock Redemption Agreement:

In connection with the Payoff Agreement, on July 24, 2014, the Issuer and Desert Stock Acquisition I entered into a Redemption Agreement (the “Redemption Agreement”) whereby the Issuer agreed to redeem (i) 1,423 shares of Class B-1 Common Stock; (ii) 1,423 shares of Class B-2 Common Stock; (iii) 2,849 shares of Class B-3 Common Stock; and 313,789 shares of Class B-4 Common Stock from Desert Stock Acquisition I in consideration for $2,565,149 in cash, or $8.174 per share. The redemption of these shares was effected on July 24, 2014 and satisfied the Issuer’s common stock redemption obligations set forth in the Payoff Agreement.

The Redemption Agreement is included as Exhibit 1 to this Amendment and this description of the Redemption Agreement is qualified in its entirety by reference to such agreement.

Termination of 2011 Registration Rights Agreement:

In connection with the Original Loan, the Company and Desert Stock entered into that certain Registration Rights Agreement, dated June 7, 2011 (the “2011 RRA”), which provided Desert Stock with certain demand and other registration rights to cause the Series A Preferred Stock it then had the right to acquire and common stock issuable upon the conversion thereof to be registered under the 1933 Act. On July 24, 2014, the Company and Desert Stock and other parties who had rights under the 2011 RRA, agreed to terminate the 2011 RRA. No termination fees or other remuneration was paid in connection with such termination.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a) and (b) The information contained in rows 7 through 11 and 13 of the cover pages for each of the Reporting Persons is incorporated herein by reference. The percentage of shares of Class B-4 Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment is based upon 627,579 shares of Class B-4 Common Stock issued and outstanding as of May 14, 2014 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2014, as filed with the SEC on May 15, 2014.

As a result of the matters described in Item 4 above, the Reporting Persons are no longer a beneficial owner of any Class B-4 Common Stock.

(c) The information set forth under Item 4 above is hereby incorporated by reference.

(e) As the result of the matters described in Item 4 above, as of July 24, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Class B-4 Common Stock.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows:

Exhibit No.	Description

1	Redemption Agreement between IMH Financial Corporation and Desert Stock Acquisition I, LLC, dated July 24, 2014 (filed as Exhibit 10.3 to IMH Financial Corporation’s Current Report on 8-K (File No. 000-52611) filed on July 29, 2014 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 30, 2014	DESERT STOCK ACQUISITION I LLC a Delaware limited liability company By: NWRA Ventures I, LLC By: NWRA Ventures Management I, LLC

	By:	/s/ Kenneth E. Partlow
Name: Kenneth E. Partlow Title: Authorized Signatory

July 30, 2014	NWRA VENTURES I, LLC a Delaware limited liability company By: NWRA Ventures Management I, LLC

	By:	/s/ Kenneth E. Partlow
Name: Kenneth E. Partlow Title: Authorized Signatory

July 30, 2014	NWRA VENTURES MANAGEMENT I, LLC a Delaware limited liability company

	By:	/s/ Kenneth E. Partlow
Name: Kenneth E. Partlow Title: Authorized Signatory

July 30, 2014	NWRA RED ROCK I, LLC a Delaware limited liability company

	By:	/s/ Kenneth E. Partlow
Name: Kenneth E. Partlow Title: Authorized Signatory

July 30, 2014	JUNIPER NVM, LLC a Delaware limited liability company

	By:	/s/ Jay Wolf
Name: Jay Wolf
Title: Authorized Signatory

July 30, 2014	FIVE MILE CAPITAL II IMH INVESTMENT SPE LLC a Delaware limited liability company

By: FIVE MILE CAPITAL II EQUITY POOLING LLC, a Delaware limited liability company, its sole member

By: FIVE MILE CAPITAL PARTNERS LLC, a Delaware limited liability company, its manager

	By:	/s/ Scott Leitman
Name: Scott Leitman
Title: Managing Director

July 30, 2014	FIVE MILE CAPITAL II EQUITY POOLING LLC, a Delaware limited liability company

By: FIVE MILE CAPITAL PARTNERS LLC, a Delaware limited liability company, its manager

	By:	/s/ Scott Leitman
Name: Scott Leitman
Title: Managing Director

July 30, 2014	FIVE MILE CAPITAL PARTNERS LLC, a Delaware limited liability company

	By:	/s/ Scott Leitman
Name: Scott Leitman
Title: Managing Director